Exhibit 1

ICAHN PARTNERS LP
ICAHN PARTNERS MASTER FUND LP
HIGH RIVER LIMITED PARTNERSHIP
767 Fifth Avenue, Suite 4700
New York, New York 10153

November 30, 2017

Members of the Board of Directors
SandRidge Energy, Inc.
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102

Re: The Board's Adoption of the Egregious Poison Pill

Gentlemen:

As you know, entities under our control collectively own approximately 13.5% of the issued and outstanding shares of common stock of SandRidge Energy, Inc., making us your largest shareholder.

We and other large shareholders have separately declared that we are strongly opposed to the terms of SandRidge's proposed dilutive, overpriced and value-destroying acquisition of Bonanza Creek Energy, Inc. Fir Tree Partners aptly stated that "the proposed acquisition of Bonanza makes no economic or strategic sense" and "represents a complete reversal of management's post-bankruptcy strategy and reminds us of SandRidge's prior history when this same management team acquired disparate assets and added leverage with reckless abandon." In addition, news reports indicate other large holders, including Susquehanna Advisors and Cannell Capital, are similarly opposed to the ridiculous transaction and intend to vote against it.

On November 26, 2017, in direct response to this strong shareholder opposition to the proposed acquisition, you adopted a poison pill that is a complete travesty and represents a new low in corporate governance. The pill contains an especially noxious provision whereby the members of the board may, for whatever undefined reasons you may determine, "deem" large shareholders to be "acting in concert" with other shareholders – even if they have never met or spoken with one another – thereby triggering the massively dilutive consequences of the pill. This provision is patently absurd and we believe unenforceable because it is a transparent attempt to preclude large shareholders from communicating with one another and exercising their rights as shareholders. More specifically, it is clearly designed to prevent large shareholders from campaigning against the Bonanza transaction. Even more egregious is the fact that, while forcing large shareholders to remain silent and not allowing them to communicate with other shareholders, the pill explicitly allows the board and management to communicate with shareholders to attempt to persuade them of the merits of the transaction! Such actions would make a totalitarian dictator blush, yet you take them with a straight face and misrepresent the intentions of the pill by describing it as a "shareholder rights plan." We are not aware of a more insulting euphemism.

In writing about such provisions, one prominent counselor to boards of directors warned: "Since courts have not expressly blessed these shareholders acting in concert provisions, if the board decides to include such a provision, it should ensure that the provision, as drafted, does not unduly interfere with the valid exercise of shareholder rights, such as the right to meet and to communicate with other shareholders."1 We find it impossible to believe that you gave any such consideration to the trampling of shareholder rights accomplished by this pill. Frankly, we find it impossible to believe that you read it at all – a fact which, if true, would constitute gross negligence.

One publication referred derisively to the proposed Bonanza acquisition as "an egregious example of oil companies chasing size at shareholders' expense" and called your adoption of the pill "another poor decision."2 We could not be more in agreement with those sentiments. First you promised shareholders that they would have the right to vote on whether they wanted to be diluted by the insane Bonanza acquisition. Now you have decided in your infinite wisdom that only you should be allowed to communicate with shareholders regarding the transaction. If large shareholders attempt to communicate with one another to oppose the transaction, they risk triggering the pill and suffering dilution infinitely worse than that promised by the Bonanza transaction.

Over the years we have unfortunately seen many boards attempt to take advantage of owners, but we cannot recall another situation where a board has gone to such lengths to completely eviscerate shareholder rights. I have spent decades pioneering and refining the craft of what has come to be known as shareholder activism and my involvement with companies has resulted in the creation of close to a trillion dollars of value for shareholders. I have taken on companies such as Phillips Petroleum, U.S. Steel, Texaco, RJR Nabisco, Time Warner, Apple, eBay and many, many others, and have fought the good fight against some of the most powerful and politically connected lawyers, investment bankers, public relations personnel and lobbyists in the business, who were enlisted to guard the palace gates. In all that time, I have never seen transgressions against shareholder rights as bad as those the SandRidge board is now perpetrating. Your apparent disregard for any semblance of accountability to the owners of SandRidge reminds me of the medieval belief in the divine right of kings. Your approval of the Bonanza transaction and subsequent adoption of the dissent-stifling pill is a blatant insult to shareholders – especially considering James Bennett's history with SandRidge during a period of massive value destruction, including an ill-advised acquisition binge, a bankruptcy filing, Bennett presiding over a $90 million payout to the former CEO, and taking over $50 million in compensation for himself, all while the shareholders suffered. I fear that Bennett and the board are now trying to do it again.

While we have no current plans or proposals to take any actions with respect to SandRidge, we are continually evaluating our approach with respect to our investment and are considering all our options. The proposed value-destroying Bonanza acquisition, together with your blatant attempt to strip shareholders of the right to campaign against the transaction – while preserving that right for yourselves – have convinced us that you do not have the best interests of shareholders at heart. We are frankly frightened that more value destruction may be in store if shareholders do not revolt against this oppression. Because your actions have exceeded all bounds of rationality and caused us to lose all confidence in your ability to fulfill the fiduciary duties you owe to ALL shareholders, we are currently considering the possibility of taking one or more of the following actions:

•	Communicating with other shareholders about why the proposed Bonanza Creek acquisition is a value-destroying mistake that should be rejected by ALL shareholders;

•	Soliciting proxies from other shareholders to vote in opposition to the proposed acquisition; and

•	Soliciting other shareholders to deliver written requests calling for a special meeting of shareholders to remove and replace members of the board of directors.

Because the terms of the pill appear to be deliberately ambiguous, vague and opaque and raise several significant issues under Delaware law, we ask that the board of directors respond to the following questions:

1)	Would discussing our opposition to the proposed Bonanza Creek acquisition with other shareholders of SandRidge trigger the pill?

2)	Would seeking proxies from other shareholders to vote against the proposed acquisition trigger the pill?

3)	Would the pill be triggered if we were to contact other shareholders to join us in calling a special meeting of shareholders?

4)	Would the pill be triggered if other shareholders in fact joined us in calling such a special meeting?

5)	Would the pill be triggered if we were to solicit proxies to remove members of the board and replace them with new directors who are opposed to the proposed acquisition?

If any of the foregoing are so, then the pill is a direct attack on shareholder democracy by:

•	preventing shareholder communications regarding critical corporate matters that, under Delaware law, require the fully informed and carefully considered vote of ALL shareholders,

•	creating an unbalanced and unfair process in which only management is permitted to communicate with shareholders, and shareholders are not permitted to communicate with each other, and

•
improperly and illegally entrenching the existing members of the board of directors and improperly and illegally limiting shareholder dissent and opposition to the value-destroying proposed Bonanza Creek acquisition.

We believe that if the pill is intended to create or does in fact create any of these results, then the adoption of the pill is a breach of your fiduciary duties under Delaware law and the pill itself is illegal and unenforceable.

We are prepared to initiate litigation against you if you either: (i) endorse an interpretation of the pill that would entrench you as members of the board of directors and/or prevent shareholders from properly communicating with each other to create a fully informed, healthy, strong and open corporate democracy for SandRidge; or (ii) do not respond to these questions confirming that the pill is not intended to create and does not create any such results. We would view any such litigation as an unfortunate waste of our and your time and resources, so we are hoping that you will not make it necessary for us to pursue that path to protect the legitimate interests of ALL shareholders of SandRidge.

We look forward to your prompt response to these matters and, in any event, expect to hear back from you by no later than December 8, 2017.

Sincerely,

CARL C. ICAHN

1 See Francis J. Aquila (Partner, Sullivan & Cromwell LLP), Adopting a Poison Pill in Response to Shareholder Activism, Practical Law, April 2016.
2 See Lauren Silva Laughlin, It Takes Two, Reuters Breakingviews, November 27, 2017.